EXHIBIT 99.1

Nouveau Monde Provides Update on the Deployment of its Fully Financed Phase-1 LiB Anode Material Project

  Nouveau Monde is working to develop North America’s first fully vertically integrated production, from mining to the manufacturing of lithium-ion battery anode material
  With a projected 4,300 GWh of lithium-ion battery production capacity by 2030, demand for advanced materials is set to increase up to fivefold, with graphite as the lead mineral (Benchmark Mineral Intelligence, August 2021)
  Nouveau Monde is advancing its beneficiation production operations to support technical marketing and product qualification efforts
  Starting in 2022, Nouveau Monde is planning to produce several hundred tonnes of CSPG for qualification with battery makers thanks to its graphite concentration, shaping, purification, and coating units
  Nouveau Monde is actively engaging with tier-1 EV and battery manufacturers in its efforts to negotiate a long-term cornerstone supply agreement

MONTRÉAL, Sept. 23, 2021 (GLOBE NEWSWIRE) -- As demand for battery materials continues to grow, Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) is enhancing its production capacity for advanced graphite solutions through investments in phase-1 operations. The Company is deploying its business strategy to test manufacturing technologies, refine processes, inform commercial development, and support technical marketing and product qualification efforts targeting the lithium-ion batteries (“LiB”) market.

Nouveau Monde’s investment in developing this initial advanced graphite materials manufacturing platform is supported by continued engagement with potential tier-1 customers in the EV and battery sector. Thus far, these manufacturers, with whom the Company is engaged in commercial discussions and/or have signed MoUs and NDAs, represent a total projected yearly production capacity of approximately 1 TWh by 2030 that would correspondingly require over 1 million tonnes per annum of battery-grade graphite.

Arne H Frandsen, Chairman of Nouveau Monde, commented: “Nouveau Monde is executing its business plan with rigor to provide the marketplace with the product specs and sustainability excellence that tier-1 manufacturers are seeking. In the global push toward decarbonization, I am confident that our focus on technology, derisked expansion approach, and superior commercial engagement will yield success and benefits for all our stakeholders.”

Eric Desaulniers, Founder, President, and CEO of Nouveau Monde, added: “We remain focused on our commercial strategy to position Nouveau Monde as a turn-key supplier to leading EV and battery manufacturers. Sales discussions and product qualification have thus far reiterated the importance of local, carbon-neutral, reliable, and ESG-rooted supply chains for our tier-1 potential customers. We are committed to delivering on these attributes, which are central to Nouveau Monde’s value proposition while maintaining low-cost productivity and continually enhancing technology development.”

For graphite concentrate to be used as anode material, three beneficiation steps are required to reach the optimal physical properties and performance: shaping, purification, and coating. Nouveau Monde plans to leverage its access to the large, high-purity Matawinie graphite deposit as feedstock for its value-added transformation, hence capitalizing on operational efficiency, product traceability, and greater margins from its vertically integrated business model.

The Company’s phase-1 capacity is targeted at 2,000 tpa of anode material with scope for significant expansion in Phase 2 to help meet the demand from battery manufacturers seeking locally sourced and environmentally friendly materials.

Phase-1 Facilities: Increased Capacity & Integrated Anode Material Manufacturing

Nouveau Monde’s commercial-size shaping unit has been producing spherical graphite since Q1-2020. To support its phase-1 expansion, the Company has collaborated with a Western World equipment manufacturer during the past last year to test a new shaping technology. The successful results have led Nouveau Monde to purchase another commercial-scale module, hence doubling its production capability. The new state-of-the-art unit should further elevate the products’ quality and provide customers with a greater variety of specs.

Site preparation has started at the Company’s demonstration plant ahead of the delivery and installation. The equipment commissioning is expected to be carried out in early 2022 for a production start and ramp up during 2022.

In parallel, Nouveau Monde has initiated test batches at its phase-1 purification facility in Bécancour, Québec, as it finalizes production parameters. The Company plans to start supplying 99.95%-pure spherical purified graphite (“SPG”) to potential customers before the end of Q3-2021. Last month, Nouveau Monde submitted a patent application for its proprietary thermochemical purification technology, which offers a greener and more sustainable alternative to that currently used in traditional anode material production.

As the third and final step in the beneficiation for anode material, Nouveau Monde has integrated coating into its advanced manufacturing platform. The value-added transformation entails applying a nanometric layer of amorphous carbon on the surface of SPG to reduce the graphite’s porosity, decrease exfoliation, and therefore increase the performance and life span of batteries. Laboratory testing has already validated Nouveau Monde’s technology with demonstrated superior performance over the anode material from Asian commercial producers.

Nouveau Monde is leveraging existing technology for this special application and harnessing its access to hydroelectricity to power the unit, hence reducing energy consumption by 25% compared to current practices and improving the coated spherical purified graphite (“CSPG”) environmental footprint. Through its R&D program, the Company is also validating the possibility of upgrading the co-products of the shaping step via coating, which could benefit Nouveau Monde’s profitability at the commercial stage.

Detailed engineering is advanced at more than 50% for the Company’s coating line, and procurement of all key equipment was completed earlier this year. Gradual deliveries of equipment are scheduled to arrive at the Company’s plant starting in Q4-2021 and continue into the new year. Construction and commissioning activities will follow accordingly, with the objective of commencing production around the end of Q1-2022.

Phase-2 LiB Anode Material Plant: Ongoing Feasibility Study

Production from this phase-1 anode material beneficiation line will support the ongoing engineering of the large-scale phase-2 battery material plant. Following positive results of an internal FEL-1 scoping study earlier this year, Nouveau Monde is proceeding with the complete feasibility study with its consulting firm BBA, which is scheduled to be completed in Q2-2022. Upon completion of the study, Nouveau Monde intends to transition to the execution phase of the Phase 2 project on the Company’s 200,000 m2 land parcel in the Bécancour Industrial Park.

By expanding its advanced materials manufacturing platform, Nouveau Monde strives to position itself as a leading western producer capable of supplying tier-1 customers at every step of graphite transformation. Backed by its scaled development and proprietary technologies, the Company is actively engaging with tier-1 EV and battery manufacturers in its effort to negotiate a long-term cornerstone supply agreement.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada. The Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing future market demand, the development plans of the Company to become the first fully vertically integrated producer of anode battery materials, the output and timeline of the initiatives described in this press release, the entering into of a long-term cornerstone supply agreement, the plans to use the Matawinie graphite as feedstock, the Company’s business and commercial strategy, the Company’s intended increased capacity for spherical graphite, the scheduled completion of the feasibility study, the possible benefits of the coating process, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/55f1c772-8e81-4fe4-bb03-2daf40bf4827

Contact
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nouveaumonde.ca